Mail Stop 3561   May 17, 2007

Christopher J. Nichols, President
Advanced Growing Systems, Inc.
230 North Park Boulevard,
Suite 106,
Grapevine, TX 76051

        Re: Advanced Growing Systems, Inc.
        Form 10-SB
        Filed April 19, 2007
        File No. 0-52572

Dear Mr. Nichols:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. Please be advised that your registration statement will automatically become
      effective sixty days after filing. Since you filed on April 19, 2007, your filing
      will become effective on June 18, 2007. Upon effectiveness, you will become
      subject to the reporting requirements of the Securities Exchange Act of 1934,
      even if we have not cleared your comments. If you do not wish to incur those
      obligations until all of the following issues are resolved, you may wish to
      consider withdrawing your registration statement and resubmitting a new
      registration statement when you have revised your document.

2. Please update your financial statements and related disclosures throughout the filing through March 31, 2007. Refer to Rule 3-10(g) of Regulation S-B.

Part I

Item 1. Description of Business, page 1

3. Your disclosure is not clear as to your structure, how long you have actually been in business and the extent of your activities and principal sources of revenue. For example, you state ANI is a wholesale group of commercial nurseries located in the Southeastern US, but you do not specifically identify them or their locations in your description of business nor explain how they are operated. You imply OGSI created a scientifically-based organic fertilizer, but you do not explain how and when this was done. You state that AGWS provides executive management, accounting, sales and marketing support for its two subsidiary companies, yet you do not describe how and by whom these services are provided.

   These are just a few examples. Please generally revise your description of business to describe in reasonable detail your current business, activities, products, methods of distribution, sources and availability of raw materials, etc. See Item 101 of Reg. S-B.

4. Your disclosure also contains a significant amount of unsubstantiated language such as "scientifically advanced" organic fertilizer manufacturer on page 2, "unique" organic chemical manufacturing process on page 5 and "massive" experience on page 13. Please generally review your document to remove language of this nature.

Risk Factors, page 1

5. Please delete the first clause in the first sentence as it mitigates the risk that your forward-looking statements may not prove to have been correct.

6. The third sentence in the first paragraph of this section and the first sentence in the second paragraph imply that you are not setting forth the material risks involved in your business. Please set them forth and revise these sentences as necessary to remove this implication. Also revise similar language elsewhere in your document. See, for example, the last sentence in the first paragraph on page 6.

7. Please clearly and concisely describe your material risks. Do not include risks that could apply equally to other businesses that are similarly situated and are generic in nature.

Business Development, page 1

8. In the first paragraph on page 2 you state "AGWS is directly involved in the $48 billion fertilizer market and the $66 billion Green Industry." This statement is inappropriate given your limited operations and minimal impact on either industry. Please delete here and elsewhere in your document.

9. You also state that "AGWS was founded by a skilled group of industry professionals each with over 20 years of direct experience in the "Green" industry." This is not apparent from the biographies of your executive officers and directors. Please delete or provide further detail.

Principal Products and Services, page 2

10. Please explain how "the company is positioned to take advantage of the massive "southern migration" currently happening as baby boomers relocate from the Northeastern seaboard to the Southern United States." In addition, provide support appropriately notated substantiating this migration.

11. Please provide support for your claim that ANI is a key supplier for several of the largest landscape contractors in the nation.

12. Please describe the distribution channels and end-user base of ANI and OGSI.

13. Explain in every day language references to industry jargon such as "base poultry litter."

14. Your reference to being positioned to take advantage of … consumers, increasing desire for organic foods, safe drinking water and the ever-increasing health costs directly associated with "synthetic chemistry" appears inappropriate given the limited time you have been in business. Please delete.

Our Principal Competitive Strengths, page 2

15. Given your short time in business, references to becoming a dominant player in your industry are inappropriate. Please delete here and elsewhere.

16. Please state the size of your "large customer base" and how it compares to your direct competition.

17. Please state precisely how long you have been engaged in business and indicate your net losses rather than your net sales.

18. Please describe your "strong equity base" and provide support for "strong shareholder support." We note that as of February 28, 2007 you had approximately 70 holders of record and your officers and directors control a significant portion of your common stock.

19. Please describe the provisions for converting debt incurred to equity.

20. Please describe the debt incurred in acquiring your manufacturing facility in March 2007. Also state when and how you will provide quantity and quality controls for the products manufactured.

Our Growth Strategies, page 2

21. Please specifically explain each of your growth strategies, how and when you intend to achieve them, and describe the funds required for each of these goals. We may have further comments.

Targeted Markets, page 3

22. Given your short time in business, references to total market size are inappropriate. Please delete.

Competition, page 4

Advanced Nurseries, Inc.

23. The reference in the first sentence to "local brands and Fortune 500 entities (i.e. John Deere)" is unclear. Please explain.

24. Delete the second and third sentences or provide additional detail substantiating the claims.

Organic Growing Systems, Inc.

25. Please provide support for management's opinion expressed in the second sentence.

26. Please revise the statement that "society's losses are self-evident…" and provide instead supportable data.

27. The first sentence in the second paragraph refers to your "scientific research efforts," yet you have not described any. Please advise or revise.

28. Revise the second sentence to provide a description of your support and the basis for your claim.

Patents, Trademarks, Licenses, Franchises, Royalty Agreements, page 5

29. We note the reference to your chemical manufacturing process. Please describe it here or elsewhere in your description of business. Delete "unique" or provide further supporting detail.

Employees, page 5

30. Please specifically indicate the states where your employees are employed and eliminate "nationwide." Also describe the number of employees serving in the various capacities, such as nurserymen, scientists, engineers, etc.

Regulatory Mandates, page 5

31. Please explain the statement that "currently all products and/or licenses are secured prior to shipments of inventory items."

32. Please describe more clearly the need for any government approval of your principal products or services, particularly with respect to your organic fertilizer facility and TOP Organic Fertilizer. Discuss the costs and effects of compliance with environmental laws (federal, state and local).

33. Please explain what tests were conducted by Environmental Management Services, Inc. Describe that entity, its qualifications and whether it is an independent third party.

Reports to Security Holders, page 5

34. Please revise our zip code to refer to 20549, not 20002.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 6

35. Please discuss the operations of the facility acquired from Agreaux in your Description of Business.

36. Please explain the statement that "developers, contractors, growers, specialty retailers, etc. have shown interest in OGSI products."

37. Please describe the tests by Dr. Bill Evans, Mississippi State University, as well as the ongoing testing by Joe Bradford of the USDA. Please explain the objectives of these tests, their results and whether these individuals are

independent third parties.

38. Please describe the changes OGSI's engineering team is planning for the fertilizer facility and the cost and financing of these changes.

39. Please identify the private investment banking firm you refer to in the penultimate paragraph on page 6. Identify the private investment company you refer to in the second paragraph on page 7. Describe any affiliation of these firms with your officers or directors.

40. In light of the losses you have incurred inception to date, please discuss the positive evidence that supports your determination not to record a valuation allowance for any portion of your net operating loss carryforwards. Refer, for guidance, to paragraphs 20-25 of SFAS 109.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

41. Please indicate, by footnotes to the tables or otherwise, the amount of shares with respect to which the beneficial owners shown have the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

Item 6. Executive Compensation, page 14

42. The amounts of salary shown for the officers listed in your Summary Compensation Table do not appear consistent with the disclosure under Employment Agreements on page 15. Please reconcile.

43. In view of the stock issuances to Mr. Hammond and Dr. Reiner within 10 days of the execution of their employment agreements and the issuance of founder's stock to Dr. Reiner, it is unclear why the awards are not reflected in your Summary Compensation Table. Please revise or advise us why you do not believe it is appropriate.

44. We note your caption "Changes in Pension Value and…" in the Summary Compensation Table and the Directors Compensation table follows the format set forth in Regulation S-K and not Regulation S-B. In future filings please revise.

Employment Agreements, page 15

45. In connection with the employment agreements of Messrs. Hammond and Reiner, you refer to "monthly base pay" although it appears the information is on an annual basis. Please revise the third sentence to refer to "base pay" or

advise us.

December 31 Director Compensation Table, page 17

46. Please revise to show the director's compensation paid to Messrs. Nichols, Reiner and Hammond.

47. Please indicate by footnote the aggregate number of stock awards made to each of Messrs. Cowan and Riegler. See the instructions to Item 402(f)(2)(iii) of Regulation S-B

December 31 Potential Payments Upon Termination or Change in Control Table, page 18

48. The significance of the column captioned "Benefit" is unclear. Please revise or advise us.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 18

49. We note that TBECK Capital, Inc., a shareholder of the company, in December of 2006 agreed to lend the company up to $750,000 as additional working capital on a convertible promissory note. Please advise us if the ownership of TBECK Capital, Inc. is an affiliated party. In addition, provide the terms of the note.

50. Please tell us the conversion ratio of the convertible promissory note and whether it is dependent on the market price of the stock at the time of conversion.

51. Please state whether the terms of your related party transactions are on terms comparable to those available from unaffiliated third parties.

Item 8. Description of Securities, page 18

Share Purchase Warrants, page 19

52. Please update the table through the most recent practicable date, as it appears that you recently issued a significant number of additional warrants.

53. It is unclear whether the promissory note with an expiration date of December 20, 2011 you refer to on page 19 is the note you discuss on page 6 which appears to have an expiration date of December 31, 2010. Please advise or revise. Please ensure that your disclosure is consistent throughout your filing.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 20

      54. Please address the following with respect to your market price table:

- Tell us and disclose what the market price data prior to June 2006 represents as it is our understanding that your initial quotation on the pink sheets was in June 2006.
- Revise the line items in the table to coincide with your quarterly and annual fiscal periods. For example, October-December 2006 should be presented as the first fiscal quarter of 2007, rather than the fourth fiscal quarter of 2006.
- We assume your reference to a 1 for 10,000 reverse stock split on June 22, 2006 is a clerical error that should refer to the 10,000 for 1 stock split on June 20, 2006 that you discuss in note 8 to your financial statements. If this assumption is incorrect, please advise. Otherwise revise your disclosure to clarify and ensure consistency.

Item 2. Legal Proceedings, page 20

      55. Please advise the staff of any legal proceedings currently pending against Lyle Mortensen or any of his affiliates.

Item 4. Recent Sales of Unregistered Securities, page 21

      56. We note by reference to the Series A Convertible Preferred Stock Purchase Agreement filed as Exhibit 10.1 that you sold 3,000,000 shares of preferred stock on March 9, 2007. As such, please revise your disclosure to indicate the sale of 3,000,000 rather than 300,000 shares.

      57. Please provide with respect to each of the issuances you describe the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

Financial Statements

Consolidated Audited Financial Statements, page F-1

Consolidated Statement of Stockholders' Equity, page F-5

      58. Reference is made to your disclosure on page 15 regarding shares of common stock issued to executive officers Hammond and Reiner in connection with entering into employment agreements with these individuals. It does not

Christopher J. Nichols
Advanced Growing Systems, Inc.
May 17, 2007
Page 9

 appear that these issuances are reflected in your statement of stockholders
 equity, statement of operations, or executive compensation table. Please
 advise and tell us and disclose the terms of and how you are accounting for
 these stock grants.

Consolidated Statement of Cash Flows, page F-6

 59. Please disclose the amount of interest paid during each period presented.
 Refer to paragraph 29 of SFAS 95.

Note 3 – Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

 60. We note your disclosure that leasehold improvements are amortized on a
 straight-line basis over the lease terms, including the options to renew. Please
 revise your disclosure to clarify, if true, that leasehold improvements are
 amortized over the lesser of the asset's useful life or the lease term, with the
 lease term including only those renewal periods that are reasonably assured.
 Refer, by analogy, to paragraph 11.b. of SFAS 13. Refer also to paragraphs
 5.f. and 5.o. of SFAS 13 and EITF 05-6. Similarly, we note your disclosure in
 note 10 that rent expense is recorded using the straight-line method over the
 initial lease term. Please revise this disclosure to clarify, if true, that rent
 expense is recorded using the straight-line method over the lease term as
 defined in paragraph 5.f. of SFAS 13. If your accounting policies are
 inconsistent with the guidance in SFAS 13, please advise.

Minority Interest, page F-9

 61. Please tell us and revise your disclosure to clarify how executive officers
 Hammond and Reiner and former executive officer Musgrove acquired their
 respective minority interests in your subsidiaries. For example, tell us
 whether the subsidiary stock was issued to the executives pursuant to
 employee compensation arrangements or whether the shares represent
 founders stock. If the former, please tell us how compensation expense is
 reflected in your financial statements.

Earnings Per Common Stock, page F-10

 62. Please disclose the number of securities that could potentially dilute basic EPS
 in the future that were not included in the computation of diluted earnings per
 share because to do so would have been antidilutive for the period presented.
 Ensure you consider those shares issuable upon conversion of outstanding
 notes. See paragraph 40.c. of SFAS 128.

Note 5 – Notes Payable, page F-10

63. Please revise your disclosure to clarify whether the convertible notes are convertible any time at the discretion of the holder or whether conversion is contingent on the occurrence of the specified conversion events. Also disclose whether interest on the notes is payable in kind through the issuance of additional convertible instruments, and if so, whether payment in kind is required or at the holder's or your discretion. Disclose how you account for paid-in-kind interest, as applicable. Refer to EITF 98-5 and Issue 10 of EITF 00-27.

Note 8 – Shareholders' Equity, page F-12

64. As the merger and stock split did not result in proceeds of $880,000, it appears you misplaced the last sentence of the first paragraph of this note. Please revise or advise.

Consolidated Balance Sheets, page F-16

65. Please disclose the terms and amounts of all significant new borrowings that occurred subsequent to your fiscal year end. Refer to the Instructions to Item 310(b) of Regulation S-B. For convertible note issuances, also disclose:

- How you accounted for the notes;

- The amount of debt issue discount and how you computed the amounts;

- The assumptions used in valuing detachable warrants, including the assumed market price of the underlying stock; and

- Whether the instruments contain a beneficial conversion feature under EITFs 98-5 and 00-27, and how you arrived at your conclusion.

Note 5 – Subsequent Events, page F-20

66. Please tell us and disclose the terms of and how you accounted for the February 2007 issuance of restricted stock to your Chief Financial Officer (via Aritex Consultants, Inc.). Also tell us how your accounting is consistent with the guidance in paragraphs 39 through 42 and A79 through A85 of SFAS 123R.

Items 1 and 2. Index to Exhibits and Description of Exhibits, page 22

67. It does not appear you have filed any of the exhibits required by Item 601 of Regulation S-B. For example, it does not appear you have filed the debt

agreements entered into during the year ended September 30, 2006 and on December 20, 2006; the employment agreements discussed on page 15, etc. Please revise.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Christopher J. Nichols
Advanced Growing Systems, Inc.
May 17, 2007
Page 12

       You may contact Sarah Goldberg, Staff Accountant at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, or me at 202-551-3725 with any other questions.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director

cc: Lyle J. Mortensen
        Fax: (817) 416-2535